As filed with the Securities and Exchange Commission on July 27, 2007

                                                             File No. 333-135475


                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM N-14



             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        Pre-Effective Amendment No. _____
                         Post-Effective Amendment No. 1

                        (Check appropriate box or boxes)



                             PIONEER SERIES TRUST IV

               (Exact Name of Registrant as Specified in Charter)



                                 (617) 742-7825
                        (Area Code and Telephone Number)

                  60 State Street, Boston, Massachusetts 02109
 (Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

                            Dorothy E. Bourassa, Esq.
                       Pioneer Investment Management, Inc.
                                 60 State Street
                           Boston, Massachusetts 02109
                     (Name and Address of Agent for Service)

Copies to:  Christopher P. Harvey, Esq.
            Wilmer Cutler Pickering Hale and Dorr LLP
            60 State Street
            Boston, Massachusetts 02109

It is proposed that this filing will become effective immediately upon filing pursuant to paragraph (d) of Rule 462 under the Securities Act of 1933, as amended ("1933 Act").

There have been no changes to the Registrant's definitive proxy statement / prospectus as filed with the Securities and Exchange Commission ("SEC") pursuant to Rule 497 under the 1933 Act on August 9, 2006 (Accession No.
0001331854-06-000033), or the Registrant's statement of additional information filed with pre-effective amendment No. 1 to the Registrant's registration statement on Form N-14, which was filed with the SEC on August 3, 2006 (Accession No. 0001331854-06-000030).

                                     PART C

                                OTHER INFORMATION
                             PIONEER SERIES TRUST IV

ITEM 15.    INDEMNIFICATION

No change from the information set forth in Item 25 of the most recently filed Registration Statement of Pioneer Series Trust IV (the "Registrant") on Form N-1A under the 1933 Act and the Investment Company Act of 1940 (File Nos. 333-126384 and 811-21781) as filed with the Securities and Exchange Commission on November 6, 2006 (Accession No. 0001331854-06-000044), which information is incorporated herein by reference.

(1)(a)      Agreement and Declaration of Trust                                 (1)

(1)(b)      Amendment to Agreement and Declaration of Trust                    (2)

(1)(c)      Amendment to Agreement and Declaration of Trust
            to Establish Investor Class Shares for Pioneer Classic Balanced
            Fund and Pioneer Government Income Fund                            (5)

(1)(d)      Certificate of Trust                                               (1)

(2)         Amended and Restated By-Laws                                       (6)

(3)         Not applicable

(4)(a)      Agreement and Plan of Reorganization with regard to Pioneer
            Balanced Fund into Pioneer Classic Balanced Fund                   (**)

(4)(b)      Agreement and Plan of Reorganization with regard to Pioneer
            America Income Trust into Pioneer Government Income Fund           (**)

(5)         Reference is made to Exhibits (1) and (2) hereof

(6)(a)      Management Contract - Pioneer Classic Balanced Fund                (4)

(6)(b)      Amended and Restated Management Contract - Pioneer
            Government Income Fund                                             (6)

(6)(c)      Expense Limitation Agreement                                       (6)

(7)(a)      Underwriting Agreement with Pioneer Funds Distributor, Inc.        (6)

(7)(b)      Dealer Sales Agreement                                             (3)

(8)         Not applicable

(9)         Custodian Agreement with Brown Brothers Harriman & Co.             (6)

(10)(a)     Class A Distribution Plan - Pioneer Classic Balanced Fund          (6)

(10)(b)     Class A Distribution Plan - Pioneer Government Income Fund         (6)

(10)(c)     Class B Distribution Plan - Pioneer Classic Balanced Fund          (1)

(10)(d)     Class B Distribution Plan - Pioneer Government Income Fund         (2)

(10)(e)     Class C Distribution Plan - Pioneer Classic Balanced Fund          (1)

(10)(f)     Class C Distribution Plan - Pioneer Government Income Fund         (2)

(10)(g)     Class R Distribution Plan - Pioneer Government Income Fund         (6)

(10)(h)     Class R Service Plan - Pioneer Government Income Fund              (6)

(10)(f)     Multiple Class Plan Pursuant to Rule 18f-3 - Pioneer
            Classic Balanced Fund                                              (5)

(10)(g)     Multiple Class Plan Pursuant to Rule 18f-3 - Pioneer Government
            Income Fund                                                        (5)

(11)        Opinion of Counsel (legality of securities being offered)          (5)

(12)(a)     Opinion as to Tax Matters and Consent with regard to the
            Reorganization of Pioneer Balanced Fund into Pioneer Classic
            Balanced Fund                                                      (**)

(12)(b)     Opinion as to Tax Matters and Consent with regard to the
            Reorganization of Pioneer America Income Trust into Pioneer
            Government Income Fund                                             (**)

(13)(a)     Investment Company Service Agreement with Pioneering Services      (6)
            Corporation

(13)(b)     Administration Agreement with Pioneer Investment Management, Inc.  (6)

(14)        Consents of Independent Registered Public Accounting Firm          (*)

(15)        Not applicable

(16)        Powers of Attorney                                                 (5)

(17)(a)     Codes of Ethics                                                    (6)

(17)(b)     Form of Proxy Card                                                 (*)

(1) Previously filed. Incorporated herein by reference from the exhibits filed with the Registrant's Initial Registration Statement on Form N-1A (File Nos. 333-126384 and 811-21781), as filed with the SEC on July 5, 2005 (Accession no. 0001331854-05-000004).

(2) Previously filed. Incorporated herein by reference from the exhibits filed with Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A, as filed with the SEC on August 1, 2005 (Accession no. 0001145443-05-001675).

(3) Previously filed. Incorporated herein by reference from the exhibits filed with Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A, as filed with the SEC on September 21, 2005 (Accession no.
0001331854-05-000011).

(4) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A, as filed with the SEC on November 23, 2005 (Accession no. 0001331854-05-000017).

(5) Previously filed. Incorporated herein by reference from the exhibits filed with Initial Registration Statement on Form N-14 (File No. 333-135475), as filed with the SEC on June 29, 2006 (Accession no. 0001331854-06-000023).

(6) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A, as filed with the SEC on November 6, 2006 (Accession no. 0001331854-06-000044).

* Previously filed. Incorporated herein by reference from the exhibits filed with Pre-effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-118443), as filed with the SEC on August 3, 2006 (Accession No. 0001331854-06-000030).

** Filed herewith.

ITEM 17. UNDERTAKINGS.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this Registration Statement by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c) of the 1933 Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees that it shall file a final executed version of the legal and consent opinion as to tax matters as an exhibit to the subsequent post-effective amendment to its registration statement on Form N-14 filed with the SEC upon the consummation of the reorganization contemplated by this Registration Statement on Form N-14.

(4) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts, on the 27th day of July, 2007.

                                                   Pioneer Series Trust IV

                                                   By: /s/ John F. Cogan, Jr.
                                                   -----------------------------
                                                   John F. Cogan, Jr.
                                                   Chairman of the Board and
                                                   President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                    Title                                                   Date

/s/ John F. Cogan, Jr.       Chairman of the Board and President                     July 27, 2007
John F. Cogan, Jr.           (Principal Executive Officer)

/s/ Vincent Nave             Chief Financial Officer and Treasurer                   July 27, 2007
Vincent Nave                 (Principal Financial and Accounting Officer)

Trustees:

David R. Bock*
David R. Bock

Mary K. Bush*
Mary K. Bush

/s/ John F. Cogan, Jr.
John F. Cogan, Jr.

Margaret B. W. Graham*
Margaret B. W. Graham

Thomas J. Perna*
Thomas J. Perna

Marguerite A. Piret*
Marguerite A. Piret

John Winthrop*
John Winthrop

*By: /s/ John F. Cogan, Jr.          Attorney-in-fact                             Dated: July 27, 2007
     John F. Cogan, Jr.

                                  EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement:

Exhibit No.        Description

(4)(a) Agreement and Plan of Reorganization with regard to Pioneer Balanced Fund into Pioneer Classic Balanced Fund

(4)(b) Agreement and Plan of Reorganization with regard to Pioneer America Income Trust into Pioneer Government Income Fund

(12)(a) Opinion as to Tax Matters and Consent with regard to the Reorganization of Pioneer Balanced Fund into Pioneer Classic Balanced Fund

(12)(b) Opinion as to Tax Matters and Consent with regard to the Reorganization of Pioneer America Income Trust into Pioneer Government Income Fund